ENDEAVOUR SILVER CORP.
800-850 West Hastings Street
Vancouver, British Columbia
V6C 1E1
Tel. No. (604) 685-9775

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS

TO THE MEMBERS:

          NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of Endeavour Silver Corp. (the "Company") will be held at the offices of the Company, Suite 800 850 West Hastings Street Vancouver, B.C. V6C 1E1, on Wednesday, June 14, 2006 at 10:00 a.m. (local time) to transact the usual business of an Annual General Meeting and for the following purposes:

1.	To receive the Report of the Directors to the Members.

2.

To receive the financial statements of the Company for the fiscal period ended December 31, 2005, including the accompanying notes and the auditor’s report, and the annual Management Discussion and Analysis.

3.	To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting.

4.	To authorize the directors to fix the remuneration to be paid to the auditor of the Company.

5.	To elect directors to hold office until the close of the next Annual General Meeting.

6.

To consider, and if thought fit, approve to increase the maximum aggregate number of common shares of the Company which may be issued upon the exercise of stock options granted under the Company’s 2005 Stock Option Plan and other amendments to the Plan as disclosed in the accompanying Information Circular, subject to regulatory approval.

7.

To consider and, if thought fit, to approve, with or without amendment, an ordinary resolution whereunder the Company approves, ratifies and adopts a Shareholder Rights Plan Agreement, dated for reference June 15, 2006, between the Company and Computershare Trust Company of Canada, as more fully set forth in the Information Circular of the Company accompanying this Notice and confirming the actions of the directors in executing documentation pertaining thereto by and on behalf of the Company.

8.	To consider and, if thought fit, to approve, with or without amendment, a resolution approving a private placement of up to 1,890,000 Special Warrants and all related

2

matters, including, if required, the approval of matters relating to the Agents’ Warrants, all as set forth in the Company’s Information Circular.

9.	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

          The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to June 14, 2006 being the date of the Meeting, and at the Meeting.

          The directors of the Company fixed the close of business on May 15, 2006 as the record date for determining holders of common shares who are entitled to vote at the Meeting.

          A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

          Please advise the Company of any change in your address.

          DATED at Vancouver, B.C. this 12th day of May, 2006.

BY ORDER OF THE BOARD
ENDEAVOUR GOLD CORP.

“Bradford J. Cooke”
_________________________________
Bradford J. Cooke, Chairman

ENDEAVOUR SILVER CORP.
800-850 West Hastings Street
Vancouver, B.C.
V6C 1E1

MANAGEMENT INFORMATION CIRCULAR

As at May 12, 2006
unless otherwise noted

__________________________________

SOLICITATION OF PROXIES

     This Information Circular is furnished in connection with the solicitation of proxies by the management of ENDEAVOUR SILVER CORP. (formerly Endeavour Gold Corp.) (the "Company"), at the time and place and for the purposes set forth in the Notice of Meeting.

      It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at a nominal cost. The cost of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

     The persons named in the accompanying Form of Proxy are nominees of the Company's management. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the Annual and Extraordinary General Meeting (the “Meeting”) may do so either by:

(a)	STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b)	BY COMPLETING ANOTHER PROPER FORM OF PROXY.

     The completed proxy must be deposited at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time fixed for the Meeting.

     A shareholder who has given a proxy may revoke it by an instrument in writing by the shareholder or by his attorney in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the office of Computershare Trust Company, Proxy Department, or to the registered office of the Company, #1040 - 999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting or any adjournment thereof, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

     If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

     The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters, which may properly come before the Meeting. As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the Meeting other than those referred to in the accompanying Notice of Meeting.

NON-REGISTERED HOLDERS

     Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees of administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)), of which the Intermediary is a participant.

     Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

     In accordance with the requirements of National Policy 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, of the Canadian Securities Administrators, the Company has elected to send the notice of meeting, this information circular and proxy (collectively the “Meeting Materials”) directly to the NOBOs, and indirectly through Intermediaries to the OBOs.

     The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

NOTICE TO BENEFICIAL HOLDERS OF COMMON SHARES

     The information in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Shares registered in their own names. These shareholders (“Beneficial Shareholders”) should note that only proxies deposited by persons whose names appear on the register of shareholders of the Company (“Registered Shareholders”) can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those shares will not be registered in the name of the shareholder on the Company’s Central Securities Register. Such shares will, more likely, be registered under the name of the shareholder’s broker or its nominee. In Canada, the vast majority of such Shares are registered under the name of CDS & Co., which acts as a nominee for many Canadian brokerage firms. Shares held by brokers for their clients can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting the Shares for their clients. The Company does not know for whose benefit the Shares registered in the name of CDS & Co. are held.

     Applicable regulatory policy requires intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures, and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by a broker is identical to the form of proxy provided to Registered Shareholders. However, its purpose is limited to instructing the broker/nominee how to vote on behalf of the Beneficial Shareholder. Most brokers delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”). ADP typically provides Beneficial Shareholders with their own form of proxy, and asks Beneficial Shareholders to return the proxy forms to ADP or to vote their Shares by telephone. A Beneficial Shareholder receiving such a proxy from ADP cannot use that proxy to vote his or her shares directly at the Meeting. Accordingly, it is strongly recommended that Beneficial Shareholders return their completed proxies, or record their votes by telephone with ADP, well in advance of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

     Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors:

(a)	any director or executive officer of the Company at any time since the commencement of the Company's last completed financial year;

(b)	any proposed nominee for election as a director of the Company; and

(c)	any associate or affiliate of any of the foregoing persons.

FINANCIAL STATEMENTS, DIRECTORS REPORT, MANAGEMENT’S DISCUSSION AND ANALYSIS & ADDITIONAL INFORMATION

     Please note that the figures in this Information Circular are in Canadian dollars unless otherwise indicated.

     The Report of the Directors to Shareholders and the consolidated financial statements of the Company for the year ended December 31, 2005 (the “Financial Statements”), including the accompanying notes and the auditor’s report will be presented to the shareholders at the Meeting. These documents are being mailed to shareholders with this Information Circular.

     Additional information relating to the Company may be found on SEDAR at www.sedar.com. A security holder may contact the Company to request copies of the Company’s financial statements and Management’s Discussion and Analysis (“MD&A”). Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

APPOINTMENT AND REMUNERATION OF AUDITOR

     The management of the Company will recommend to the Meeting to appoint KPMG LLP, Chartered Accountants, of 9th floor, 777 Dunsmuir Street, P.O. Box 10426, Pacific Centre, Vancouver, British Columbia, V7Y 1K3 as auditor of the Company to hold office until the close of the next Annual General Meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     The Company is authorized to issue unlimited common shares without par value (the "Common Shares"). 33,873,196 Common Shares are issued and outstanding.

     Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The directors of the Company fixed May 15, 2006 as the record date for the determination of the shareholders entitled to vote at the Annual and Special General Meeting.

     To the best of the knowledge of the directors and senior officers of the Company, there is no person beneficially owning, directly or indirectly, or exercising control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

ELECTION OF DIRECTORS

     The Board of Directors presently consists of four directors and it is intended to elect five directors for the ensuing year. The term of office of each of the present directors expires at the Meeting.

     The persons named in the following table are proposed by management for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

     MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF, AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO, THE NAMED NOMINEES.

     The following information concerning the respective nominees has been furnished by each of them:

Name, Province/State and Country of Ordinary Residence	Present principal occupation, business or employment and, if not elected a director by a vote of security holders, principal occupation, business or employment during the past five years(2)	Term of service as a director of the Company and Proposed Expiry Date(1) and First and Last Position in the Company	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised(4)
Bradford J. Cooke British Columbia, Canada	President, Chief Executive Officer, and Director of Canarc Resource Corp.	Chairman since February 24, 2005; President from July 25, 2002 to February 23, 2005; Director since July 25, 2002	1,416,700
Godfrey J. Walton(3) British Columbia, Canada	President, G.J. Walton & Associates Ltd.	President since February 24, 2005; Director since July 25, 2002	209,800
Mario D. Szotlender(3) Caracas, Venezuela	President, Mena Resources Inc. (formerly Tombstone Explorations Co. Ltd.)	Director since July 25, 2002	69,200
Leonard Harris(3) Colorado, U.S.A.	Retired	Director since July 24, 2003	55,000
Geoffrey A. Handley New South Wales, Australia	Retired	Proposed nominee	Nil

(1)	The term of office of the directors will expire at the Company’s Annual General Meeting in 2007.
(2)	Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.
(3)	Member of Audit Committee.
(4)	Securities beneficially owned by directors are based on information furnished to the Company by the nominees.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)	"Chief Executive Officer” or “CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b)	"Chief Financial Officer" or “CFO” means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c)

“long-term incentive plan” or “LTIP” means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale;

(d)

“measurement period” means the period beginning at the “measurement point” which is established by the market close on the last trading day before the beginning of the Company’s fifth preceding financial year, through and including the end of the company’s most recently completed financial year. If the class or series of securities has been publicly traded for a shorter period of time, the period covered by the comparison may correspond to that time period;

(e)	"Named Executive Officers" or “NEOs” means the following individuals:

(i) each CEO;
(ii) each CFO;
(iii)

each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(iv)

any additional individuals for whom disclosure would have been provided under (iii) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end.

(f)	“normal retirement age” means normal retirement age as defined in a pension plan or, if not defined, the earliest time at which a plan participant may retire without any benefit reduction due to age;

(g)

“options” includes all options, share purchase warrants and rights granted by a company or its subsidiaries as compensation for employment services or office. An extension of an option or replacement grant is a grant of a new option. Also, options includes any grants made to an NEO by a third party or a non- subsidiary affiliate of the Company in respect of services to the Company or a subsidiary of the Company.

(h)

“plan” includes, but is not limited to, any arrangement, whether or not set forth in any formal document and whether or not applicable to only one individual, under which cash, securities, options, SARs, phantom stock, warrants, convertible securities, shares or units that are subject to restriction on resale, performance units and performance shares, or similar instruments may be received or purchased. It excludes the Canada Pension Plan, similar government plans and group life, health, hospitalization, medical reimbursement and relocation plans that are available generally to all salaried employees (for example, does not discriminate in scope, terms or operation in favour of executive officers or directors);

(i)	“replacement grant” means the grant of an option or SAR reasonably related to any prior or potential cancellation of an option or SAR;

(j)

“repricing” of an option or SAR means the adjustment or amendment of the exercise of base price of a previously awarded option or SAR. Any repricing occurring through the operation of a formula or mechanism in, or applicable to, the previously awarded option or SAR equally affecting all holders of the class of securities underlying the option or SAR is excluded; and

(k)

“stock appreciation right” or “SAR” means a right, granted by the Company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of public traded securities.

Executive Compensation

     During the fiscal year ended December 31, 2005, the Company had three Named Executive Officers (for the purposes of applicable securities legislation), namely Bradford J. Cooke, the Chairman and Chief Executive Officer; Godfrey Walton, President and Chief Operating Officer; and Philip Yee, Chief Financial Officer.

     The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers. Note that the Company’s fiscal year end was changed from February 28/29 to December 31, commencing with December 31, 2005.

NEO Name and Principal Position	Year or Fiscal Period (1)	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)(4)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)(3)	Awards		Payouts
					Securities Under Options/ SARs granted (#)	Shares or Units subject to Resale Restrictions ($)(2)	LTIP payouts ($)
Bradford J Cooke, Chairman and CEO	12/2005 2005 2004	$98,470 $118,785 Nil	0 $1000 Nil	$3,333 Nil Nil	228,000(12) 120,000(5) 150,000(6)	Nil Nil Nil	Nil Nil Nil	Nil Nil $30,000(9)
Godfrey Walton, President and COO	12/2005 2005 2004(10))	$120,000 $76,200(11) N/A	0 $1000 N/A	$3,333 Nil Nil	233,000(13) 280,000(7) N/A	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Philip Yee, CFO	12/2005 2005 2004(10)	$65,940 $61,454 N/A	0 $1000 N/A	Nil Nil Nil	165,000(14) 80,000(8) N/A	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:	(1)

March 1 to February 28/29. Note that the Company’s financial year end was changed from February 28/29 to December 31, commencing with the financial period ended December 31, 2005 and therefore the figures for the years indicated above are for the financial years ended December 31, 2005, February 28, 2005 and February 29, 2004

	(2)

Includes the dollar value (net of consideration paid by the NEO) calculated by multiplying the closing market price of the Company’s freely trading shares on the date of grant by the number of stock or stock units awarded.

	(3)	Perquisites and other personal benefits, securities or property for the three most recently completed financial years do not exceed the lesser of $50,000 and 10% of the total annual salary and bonus.
	(4)

Including, but not limited to, amount paid, payable or accrued upon resignation, retirement or other termination of employment or change in control and insurance premiums with respect to term life insurance.

	(5)	The 120,000 options were granted on May 6, 2004, exercisable at $1.60 per share on or before May 6, 2009.

(6)

Of the 150,000 options, 90,000 were granted on July 28, 2003, exercisable at $0.22 per share on or before July 28, 2005, and 60,000 were granted on January 14, 2004, exercisable at $0.66 per share on or before January 14, 2009.

(7)

Of the 280,000 options, 80,000 were granted on May 6, 2004, exercisable at $1.60 per share on or before May 6, 2009, and 200,000 were granted on February 1, 2005, exercisable at $1.60 per share on or before February 1, 2010.

(8)	The 80,000 options were granted on May 6, 2004, exercisable at $1.60 per share on or before May 6, 2009.
(9)	Consulting fees in the amount of $30,000 were paid to Mr. Cooke during fiscal 2004.
(10)	The Named Executive Officers in question were not officers during these years. Both were appointed Named Executive Officers effective February 24, 2005.
(11)	Consulting fees paid to a company owned by the Director.
(12)

80,000 options were granted on March 22, 2005, exercisable at $2.52 per share on or before March 22, 2010, and 148,000 were granted on September 7, 2005, exercisable at $2.35 per share on or before September 7, 2010.

(13)	233,000 options were granted on September 7, 2005, exercisable at $2.35 per share on or before September 7, 2010.
(14)

60,000 options were granted on March 22, 2005, exercisable at $2.52 per share on or before March 22, 2010, and 105,000 were granted on September 7, 2005, exercisable at $2.35 per share on or before September 7, 2010.

Options and SARs

The following table sets forth details of incentive stock options granted to the Named Executive Officers during the most recently completed financial year:

Named Executive Officers	Securities under Options/SARs granted (#)	Percent of Total Options/SARs granted to Employees in Financial Period (1)	Exercise or Base Price ($/Security)	Market Value of Securities underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Bradford J. Cooke	80,000	6.9%	$2.52	0	March 22, 2010
Bradford J. Cooke	148,000	12.8%	$2.35	0	Sept. 7, 2010
Godfrey Walton	233,000	20.2%	$2.35	0	Sept. 7, 2010
Philip Yee	60,000	5.2%	$2.52	0	March 22, 2010
Philip Yee	105,000	9.1%	$2.35	0	Sept. 7, 2010

(1)	Reflected as a percentage of the total number of options granted to purchase common shares (1,155,900) during the Financial Period.

     The following table sets forth details of incentive stock options exercised by the Named Executive Officers during the Financial Period and the financial year-end value of unexercised options (all options shown are vested and exercisable):

NEO Name	Securities Acquired on Exercise	Aggregate Value Realized ($)(2)	Unexercised Options/SARs at Dec. 31/05 (#) Exercisable/ Unexercisable	Value of Unexercised in- the-money(1) Options/SARs at Dec. 31/05 ($) Exercisable/ Unexercisable
Bradford J. Cooke	120,000	97,200	288,000	$185,720
Godfrey Walton	200,000	162,000	353,000	$247,620
Philip Yee	120,000	158,800	205,000	$127,100

(1)	"In-the-money" means the excess of the market value of the common shares of the Company on December 31, 2005 ($2.69) over the base prices of the options which ranges from $0.66 to $2.52.
(2)	"Aggregate Value Realized" means the excess of the market value at the date of exercise over the exercise price.

Defined Benefit or Actuarial Plan Disclosure

     The Company and its subsidiaries do not have any pension plan arrangements in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

     There is no employment contract between the Company or any of its subsidiaries and a Named Executive Officer. There is no compensatory plan or arrangement, including payments to be received from the Company or any of its subsidiaries, with respect to the Named Executive Officers.

Composition of Compensation Committee

     The Company’s executive compensation program is administered by the board of directors (the “Board”).

Report on Executive Compensation

     The Company’s executive compensation program is based on a pay-for-performance philosophy. The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are set at levels which are competitive with the base salaries paid by companies within the mining industry having comparable capitalization to that of the Company, thereby enabling the Company to compete for and retain executives critical to the Company’s long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer-term interests of shareholders.

     Compensation for each of the named executive officers, as well as for executive officers as a whole, consists of a base salary, along with annual incentive compensation in the form of an annual bonus, and a longer-term incentive in the form of stock options. As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

     The Board meets as required, but at least quarterly. The Board reviews management compensation policies and benefits, monitors management succession planning and conducts an annual review of the overall condition and quality of the Company's human resources. In addition, the Committee has the specific mandate to review and approve executive compensation. In carrying out this mandate, the Committee assesses on an annual basis the performance of the Chief Executive Officer against established objectives and reviews performance reports submitted for other executive officers.

Base Salary

     The Board approves ranges for base salaries for employees at all levels of the Company based on reviews of market data from peer groups and industry in general. The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

     The Company’s Chief Executive Officer prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers. The CEO’s recommendations for base salaries for the senior executive officers, including the CEO, the COO and the Chief Financial Officer, are then submitted for approval by the Board.

Bonus

     The Board annually evaluates performance and allocates an amount for payment of bonuses to executive officers and senior management. The aggregate amount for bonuses to be paid will vary with the degree to which targeted corporate performance was achieved for the year. The individual performance factor allows the Company effectively to recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective.

     The CEO prepares recommendations for the Board with respect to the bonuses to be paid to the executive officers and to senior management.

Stock Options

     A Stock Option Plan is administered by the Board. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance. The Board considers stock option grants when reviewing executive officer compensation packages as a whole.

Shareholder Return Performance Graph

      The charts below compare the yearly percentage change in the cumulative total shareholder return on the Company’s common shares against the cumulative total shareholder return of the Toronto Stock Exchange 300 S&P/TSX Composite Total Return Index Value for the period commencing February 28, 2002 and ending December 31, 2006.

Chart 1 Comparison of Total Shareholder Return on Common Shares
of the Company and the Toronto Stock Exchange S&P/TSX Composite Total Return Index Value
(based on Canadian Funds)

The graphs assume that the initial value of the investment on the stock exchange in the Company’s common shares and in the indice was $100 on the initial date.

Compensation of Directors

     During the Financial Period, compensation was paid by the Company to the directors of the Company for their services:

(a)	in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or

(b)	as consultants or experts

as set forth below and as otherwise herein disclosed.

     During the Financial Period, compensation was paid by the Company to the directors of the Company for Board participation. A Directors’ Compensation Plan was put into place August 14, 2004 and includes paying the Directors $1,000 per financial quarter. As well, a yearly salary was paid by the Company to the Chief Executive Officer and the Chief Financial Officer.

     The Company has no pension plan or other arrangement for non-cash compensation to the Directors, except incentive stock options. During the Financial Period the Directors were granted incentive stock options to purchase common shares of the Company exercisable for a term of five years from the date of grant as follows:

(a)	on March 22, 2005, an aggregate of 160,000 common shares at $2.52 per share; and

(b)	on September 7, 2005, an aggregate of 381,000 common shares at $2.35 per share.

Directors’ and Officers’ Liability Insurance

The Company has the benefit of insurance policies for itself and its directors and officers against liability incurred by them in the performance of their duties as directors and officers of the Company. The approximate amount of the premiums charged in respect of the policy on account of directors’ and officers’ liability, which came into force in April of 2005, was US$24,000 per annum. Great American Insurance Company provides the coverage. The aggregate amount of coverage under the policy is US$2,000,000 subject to retentions depending on the type of claim made.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company currently has in place is the Company’s Employee Incentive Stock Option Plan (the “Plan”) which was previously approved by the shareholders at the Company’s Annual and Special General Meeting held on August 2, 2005. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by a committee of the board of directors of the Company. The Plan provides that options will be issued to directors, officers, employees and consultants of the Company or a subsidiary of the Company. The Plan provides that the number of common shares issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 4,200,000 Common Shares.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2005.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,223,900	$1.88	1,976,100
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	2,223,000	$1.88	1,976,100

INCENTIVE STOCK OPTION PLAN - AMENDMENT

INCENTIVE STOCK OPTIONS

Summary of Proposed Stock Option Plan

     An incentive stock option plan was created by the Company and approved by the shareholders at the last Annual and Special General Meeting held on August 2, 2005. As the Company has now completed its listing on the Toronto Stock Exchange (the “TSE”) it now wishes to modify this old plan and increase the amount of shares available for option under a new incentive stock option plan (the “Plan”). As the Company is now listed on the TSE, management also wishes to amend the wording as set out in the proposed Plan to more clearly be in compliance with the policies of the TSE. If the Plan is approved, current options issued under the existing incentive stock option plan shall remain valid and be included in the total number of common shares issuable under the proposed Plan. As at the date hereof, incentive stock options to purchase up to a total of 2,223,900 common shares are outstanding (6.56% of the Company’s current issued and outstanding share capital).

     The objective of the Plan is to provide for and encourage ownership of common shares of the Company by its directors, officers, key employees, and consultants and those of any subsidiary companies so that such persons may increase their stake in the Company and benefit from increases in the value of the common shares. The Plan is designed to be competitive with the benefit programs of other companies in the natural resource industry. It is the view of management that the Plan is a significant incentive for the directors, officers, key employees, and consultants to continue and to increase their efforts in promoting the Company's operations to the mutual benefit of both the Company and such individuals. Some of the more material attributes of the Plan are as follows (a full copy of the Plan is attached hereto as Schedule “A”):

  The Plan complies with the rules set forth for such plans by TSE and provides for the issuance of Options to directors, executive officers employees, and consultants of the Company and its subsidiaries to purchase common shares of the Company. The Options are issued at the discretion of a committee made up of the Board of Directors (the “Committee”);
  Management of the Company wishes to increase the number of shares available for option under the current plan from 4,200,000 to 6,768,000 shares, being that number of shares representing 20% of the issued and outstanding share capital of the Company as at the close of business on May 12, 2006 (the record date for the meeting is May 15, 2006).
  The number of shares reserved for issuance pursuant to Options granted to insiders under the Plan may not exceed 10% of the number of Common Shares outstanding at the time of the grant (unless disinterested shareholder approval has been received); ;
  The issuance to insiders, within any 12 month period, of Common Shares pursuant to the Plan may not exceed 10% of the number of Common Shares outstanding at the time of the grant (unless disinterested shareholder approval has been received);
  In no event shall the aggregate number of shares reserved for issuance pursuant to Options granted to any one Optionee exceed 5% of the Outstanding Issued (unless disinterested shareholder approval has been received);
  The price per share at which shares may be purchased upon the exercise of an Option will not be lower than the last recorded sale of a board lot of shares on the TSE during the trading day immediately preceding the date of granting of the Option or, if there was no such sale, the volume weighted average trading price on the TSE for the Shares for the five trading days immediately preceding the date on which the Option is granted;
  The Company presently does not have a share purchase plan, however, under the Plan, an Optionee may, if allowed under TSE Policies and if determined by the Board, have the right (the “Right”) when entitled to exercise an Option, to terminate such Option in whole or in part by notice in writing to the Company and in lieu of receiving Common Shares pursuant to the exercise of the Option, shall receive instead and at no cost to the participant that number of Common Shares, disregarding fractions, which, when multiplied by the Market Price on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Common Shares subject to the Option times the difference between the Market Price on the day immediately prior to the exercise of the Right and the Option exercise price. No such share appreciation rights (“SAR’s”) will exist, however, until the Board formally approves the activation of this Right. As of the date of this Information Circular, the Board has not formally approved the activation of this Right, although it may do so in the future as it determines;
  Options granted may have a vesting period as required by the Board on a case by case basis;
  Options may be exercisable during a period not exceeding ten years, or such lesser period as may be determined by the Board;
  An Option granted to a person who is a Director, Employee, Consultant or Executive Officer shall normally terminate no longer than 30 days after such person ceases to be in at least one of those categories. However, the Committee may also set termination periods as they deem appropriate, subject to all applicable laws and TSE policies. Any Option or portions of Options of terminated individuals not so exercised will terminate and will again be available for future Options under the Plan. A change of employment will not be considered a termination so long as the Optionee continues to be employed by the Company or its subsidiaries;
  An Option may not be assigned or transferred. During the lifetime of an Optionee, the Option may be exercised only by the Optionee;
  In the event of the death of an Optionee, Options held by such Optionee may be exercised until the earlier of 60 days of the grant of probate or similar documents and one year from the date of death, after which the Options terminate;
  The Plan requires shareholder approval for any amendment to increase the fixed number of shares issuable under the Plan;
  Disinterested shareholder approval shall be required for the reduction in the exercise price per share of Options previously granted to Insiders;
  Pursuant to the Plan, Options shall be granted pursuant to an Option agreement in a form that complies with the rules and policies of the TSE, which provides, in addition to other matters, that all Options granted shall be non-assignable and no financial assistance will be provided with respect to the exercise of Options; and
  The Board may alter, suspend or discontinue the Plan as it deems appropriate, subject to obtaining shareholder approval to any increase in the aggregate number of shares subject to option under the Plan or a price reduction of an Option held by insiders.

In the absence of instructions to the contrary, the management nominees named in the enclosed proxy intend to vote in favour of the resolution to increase the maximum aggregate number of Common Shares which may be issued upon the exercise of stock options granted under the Plan and in favour of a resolution to replace the current Incentive Stock Option Plan with the Plan attached hereto as Schedule “A”.

(b)	Granting of Options

During the most recently completed financial year (March 1, 2005 to December 31, 2005) (the "Financial Period"), the Company granted the following incentive stock options to its directors and other insiders:

Name of Optionee	Date of Grant	No. of Shares	Consideration received for Options	Exercise Price Per Share	Expiry Date
Bradford J. Cooke	March 22, 2005	80,000	Nominal	$2.52	March 22, 2010
Bradford J. Cooke	Sept, 7, 2005	148,000	Nominal	$2.35	Sept, 7, 2010
Godfrey Walton	Sept. 7, 2005	233,000	Nominal	$2.35	Sept. 7, 2010
Philip Yee	March 22, 2005	60,000	Nominal	$2.52	March 22, 2010
Philip Yee	Sept. 7, 2005	105,000	Nominal	$2.35	Sept. 7, 2010
Leonard Harris	March 22, 2005	40,000	Nominal	$2.52	March 22, 2010
Mario Szotlender	March 22, 2005	40,000	Nominal	$2.52	March 22, 2010

Name of Optionee	Date of Grant	No. of Shares	Consideration received for Options	Exercise Price Per Share	Expiry Date
Stewart Lockwood	March 22, 2005	20,000	Nominal	$2.52	March 22, 2010
Bruce Bried	Sept. 7, 2005	180,000	Nominal	$2.35	Sept. 7, 2010

     Reference is made to the section captioned "Election of Directors" for further details with respect to the present positions of the aforesaid persons and number of shares held in the Company.

(c)	Exercise of Options

     The following are particulars of incentive stock options exercised by the directors and other insiders of the Company during the Financial Period (for particulars of options exercised by Named Executive Officers, see disclosure above under heading “Statement of Executive Compensation”:

No. of Shares	Exercise Price Per Share	Date of Exercise	Closing Price per Share on Exercise Date	Aggregate Net Value (1)
40.0000	$0.22	March 17, 2005	$2.69	$98,800
150.000	$1.60	Sept. 15, 2005	$2.41	$121,500
30,000	$1.60	Nov. 30, 2005	$2.60	$30,000

(1) Aggregate net value represents the market value at the date of exercise less the exercise price.

(d)	Summary of Number of Securities under Option

In summary:

(i)

incentive stock options to purchase a total of 1,155,900 common shares without par value were granted during the Financial Period, of which options to purchase up to a total of 906,000 common shares were granted to insiders.

(ii)

as at the date hereof, incentive stock options to purchase up to a total of 2,223,900 common shares are outstanding (6.56% of the Company’s current issued and outstanding share capital), of which options to purchase up to a total of 1,166,000 shares pertain to insiders (3.44% of the Company’s current issued and outstanding share capital).

SHAREHOLDER RIGHTS PLAN

      At the Meeting, the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend the shareholders approve and ratify a Shareholder Rights Plan Agreement as summarized below under the heading "Summary of Shareholder Rights Plan Agreement".

     At the meeting, shareholders will be asked to adopt a resolution confirming the Shareholder Rights Plan, subject to further Board approval.

     Purpose of the Shareholder Rights Plan

     The Shareholder Rights Plan is designed to ensure that all shareholders receive equal treatment and to maximize shareholder values in the event of a take-over bid or other acquisition that could lead to a change in control of the Company. It is not intended to deter take-over bids. Take-over bid contests for corporate control provide a singular opportunity for shareholders to obtain a one-time gain. After the acquisition of effective control, the opportunity for this onetime gain normally does not reoccur. As with most public companies, control of the Company can probably be secured through the ownership of much less than 50% of the shares. Without a shareholder rights plan, it would be possible for a bidder to acquire effective control, over a relatively short period of time, through open market and private purchases, using various techniques permitted under the securities legislation in Canada, without making a bid available to all shareholders. Such acquisition of control would probably be an effective deterrent to other potential offerors. The person acquiring control would probably, over a period of time, be able to consolidate and increase its control without the price for control ever being tested through an open market auction. Shareholder rights plans are designed to prevent this occurrence by forcing all acquisitions of control into a public offer mode.

     A public offer will not necessarily achieve all of the objectives of ensuring the maximum value to shareholders. A take-over bid can be completed in a time period as short as 35 days. This is too short a time period to ensure that the directors can develop other competing alternatives. The Shareholder Rights Plan is intended to provide time to shareholders to properly assess any take-over bid and to provide the board of directors with sufficient time to explore and develop alternatives for maximizing shareholder value, including, if considered appropriate, identifying and locating other potential bidders.

     Summary of the Shareholder Rights Plan

     The following is a summary of the terms of the Shareholder Rights Plan.

     General

     The rights will be issued, subject to final Board approval, pursuant to a shareholder rights plan agreement dated and effective June 16, 2006, between the Company and Computershare Trust Company of Canada as the rights agent. Each right will entitle the holder to purchase from the Company one Common Share at the exercise price of $50.00 Cdn. per share, subject to adjustments, at any time after the separation time (defined below). However, if a flip-in event (defined below) occurs, each right will entitle the holder to receive, upon payment of the exercise price, Common Shares having a market value equal to two-times the exercise price. The rights are non-exercisable until the separation time.

     Trading of Rights

     Until the separation time, the rights will be evidenced by the outstanding certificates for Common Shares and the rights will be transferred with, and only with, the Common Shares. As soon as practicable following the separation time, separate certificates evidencing the rights will be mailed to holders of record of Common Shares as of the close of business at the separation time and the separate rights certificates will thereafter evidence the rights.

     Separation Time and Acquiring Person

     The rights will separate and trade apart from the Common Shares and become exercisable at the separation time. "Separation time" generally means the close of business on the 10th trading day following the commencement or announcement of the intent of any person to commence a take-over bid, other than a permitted bid or a competing bid, but under certain circumstances can mean the eighth trading day after a person becomes an "acquiring person" by acquiring 20% or more of the voting shares of any class.

     Flip-in Event

     A "flip-in event" will, in general terms, occur when a person becomes an acquiring person. Upon the occurrence of a flip-in event, each right will entitle the holder to acquire, on payment of the exercise price, that number of Common Shares having a market value equal to two-times the exercise price. However, any rights beneficially owned by an acquiring person or by any direct or indirect transferees of such person, will be void. The term "beneficial ownership" is defined to include, under certain circumstances, shares owned indirectly through affiliates, associates, trusts and partnerships, other situations of ownership deemed by operation of law, shares subject to acquisition or voting agreements and shares owned by persons acting jointly or in concert. There are several exceptions, including exceptions directed towards investment managers, trust companies, and independent managers of pension plans who are not participating in a take-over bid.

     Permitted Bids

     Permitted bids are exempted from the operation of the Shareholder Rights Plan. In summary, a permitted bid is a take-over bid made by way of take-over bid circular which complies with the following provisions:

(a)	It is made to all holders of voting shares of the Company of a particular class and for all those voting shares.

(b)

No voting shares can be taken up and paid for before the close of business on the “Permitted Bid Expiry Date”, as described below, and unless more than 50% of voting shares held by shareholders independent of the offeror are tendered and not withdrawn.

(c)	Voting shares may be tendered at any time until the Permitted Bid Expiry Date and may be withdrawn until taken up and paid for.

(d)	If the condition described in (b) above is met, there will be a public announcement and the take-over bid will be open for a further period of 10 business days.

     The Shareholder Rights Plan contains provisions designed to ensure that, if considered appropriate, the time for tendering to two or more competing permitted bids will occur on the same date.

     Permitted Bid Expiry Date

     The Permitted Bid provisions require that for a Take-Over to be a Permitted Bid it must be left open until the Permitted Bid Expiry Date. The “Permitted Bid Expiry Date” means 60 days following the date of the Take-Over Bid.

     Exchange Option

     Under certain circumstances, the board of directors of the Company can, on exercise of a right and payment of the exercise price, issue other securities or assets of the Company in lieu of Common Shares. The board of directors of the Company can also determine to issue in exchange for the rights, but without payment of the exercise price, Common Shares having a value equal to the exercise price or other securities or assets of the Company having the same value.

     Adjustments

     The exercise price, the number and kind of shares subject to purchase upon exercise of each right and the number of rights outstanding are subject to adjustment from time to time to prevent dilution in the event that the Company takes certain actions involving the Company's share capital which would otherwise have a dilutive effect.

     Redemption

     At any time before the occurrence of a flip-in event, the board of directors may elect to redeem the rights in whole at a redemption price of $0.0001 per right.

     Waiver

     The board of directors may waive the application of the Shareholder Rights Plan to any flip-in event if it determines that a person became an acquiring person by inadvertence, conditional upon such person having, within 10 days after the determination by the board of directors, reduced its beneficial ownership of shares such that it is no longer an acquiring person. The board of directors may also, until a flip-in event has occurred, waive the application of the Shareholder Rights Plan to any particular flip-in event, but in that event, the board of directors shall be deemed to have waived the application of the Shareholder Rights Plan to any other flip-in event which may arise under any take-over bid then in effect.

     Amendments

     The board of directors may amend the Shareholder Rights Plan to correct clerical or typographical errors, to maintain the validity of the plan as a result of any changes in any applicable legislation or to increase or decrease the exercise price. Any amendments required to maintain the validity of the Shareholder Rights Plan must be submitted to the shareholders of the Company or, after the separation time, to the holders of the rights for confirmation.

     Other amendments can only be made with the approval of the shareholders of the Company or, after the separation time, the holders of the rights. Any supplements or amendments to the Shareholder Rights Plan require the prior written consent of the TSX Toronto Stock Exchange.

     Term

     The Shareholder Rights Plan has a term of 10 years; however, it is subject to ratification at the Meeting, Board approval, and also at each of the shareholder meetings following the third and sixth anniversaries of the effective date of the Shareholder Rights Plan. If the Shareholder Rights Plan is not so ratified at any meeting, the Shareholder Rights Plan shall terminate forthwith.

     The text of the ordinary resolution, in substantially the form to be presented to the shareholders, subject to such changes not affecting the general intent of the said resolution as may be required by the regulatory authorities or by counsel for the Company, is set forth below:

"BE IT RESOLVED, with or without amendment, as an ordinary resolution, that the Shareholder Rights Plan Agreement, dated for reference June 15, 2006, between the Company and Computershare Trust Company of Canada, as described in the Information Circular of the Company dated as at May 12, 2006, be and it is hereby approved, ratified and confirmed."

     A copy of the Shareholder Rights Plan Agreement will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to June 14, 2006 being the date of the Meeting, and at the Meeting.

PRIVATE PLACEMENT OF SPECIAL WARRANTS

     At the Meeting, the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend the shareholders approve a proposed private placement (the “Future Placement”) of up to 1,890,000 Special Warrants and matters relating to Certain Agents’ Warrants as further described below.

     As announced by the Company on March 28, 2006, pursuant to an agency agreement dated April 24, 2006 (the “Agency Agreement”) among Salman Partners Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation and Dundee Securities Corporation (together, the

“Agents”) and the Company, the Agents agreed to sell, on a best efforts basis up to 5,000,000 Special Warrants at a price of $4.50 per Special Warrant. The Agents were also granted an over-subscription option to sell up to an additional 2,000,000 special warrants (the “Over-subscription Option”). Each Special Warrant entitles the holder to acquire, on exercise or deemed exercise and for no additional consideration, one Common Share and one-half of one Warrant. Each whole Warrant will entitle the holder thereof to purchase one Common Share (a “Warrant Share”) at a price of $5.25 until October 24, 2007. Under the terms of the Agency Agreement, the Agents are entitled to receive a 6% cash commission and agent special warrants (the “Agents’ Special Warrants”) equal to 6% of the number of Special Warrants sold. Each Agent Special Warrant will, upon exercise or deemed exercise, convert into one agent warrant (an “Agent Warrant”, or together, the “Agents’ Warrants”).

     On April 24, 2006, the Issuer closed with the Agents on the placement of 5,110,000 special warrants (the “Special Warrants”) at CA$4.50 each, generating gross proceeds to the Company of CA$22,995,000 (the “April Financing”). This figure included 110,000 Special Warrants sold pursuant to the Over-subscription Option. The Company has agreed to use its reasonable best efforts to obtain a decision document in respect of a short form prospectus to be issued by the British Columbia Securities Commission under the Mutual Reliance Review System for Prospectuses and Annual Information Forms which definitively evidences the qualification of the Common Shares and Warrants issuable upon exercise of the Special Warrants for the purposes of distribution in the relevant jurisdictions (a “MRRS Decision Document”) or before July 15, 2006. In the event that a MRRS Decision Document is not issued on or before July 15, 2006, holders of the Special Warrants will be entitled to receive 1.1 Common Shares (in lieu of 1 Common Share) and 0.55 Warrants (in lieu of 0.5 Warrants) for each Special Warrant exercised thereafter. On May 5, 2006 the Company filed a preliminary short form prospectus (the “Prospectus”) to qualify the Common Shares and Warrants issuable upon exercise of the 5,110,000 Special Warrants for the purposes of distribution in British Columbia, Alberta, Ontario and Quebec. There is no assurance that a MRRS Decision Document will be obtained in relation to the April Financing.

     Future Placement:

     The Company expects that, on or before August 10, 2006 (being the last day conditionally approved by the TSX), it will sell up to the remaining 1,890,000 Special Warrants issuable pursuant to the Over-subscription Option at $4.50 per Special Warrant for additional gross proceeds of up to $8,505,000. There is no assurance that the Future Placement will close.

     The Company has agreed to use its reasonable best efforts to obtain a MRRS Decision Document for the Future Placement on or before July 15, 2006 qualifying the Common Shares and Warrants issuable on the exercise of the up to 1,890,000 Special Warrants. In the event that a MRRS Decision Document is not issued on or before July 15, 2006, holders of the Special Warrants will be entitled to receive 1.1 Common Shares (in lieu of 1 Common Share) and 0.55 Warrants (in lieu of 0.5 Warrants) for each Special Warrant exercised thereafter (for a total of up to an additional 189,000 Common Shares and 94,500 Warrants, together referred to herein as the “Additional Securities”). In accordance with the policies of the TSX the Future Placement, including the relevant Agents’ Special Warrants and the Additional Securities (if issued) is subject to the disinterested approval of the Company’s shareholders and, pursuant to this requirement, the Company is now seeking such approval. Any shares owned as of the Record Date by the Agents or any of their affiliates or associates shall not be counted towards the related resolution.

     Agents Special Warrants Issued under the April Financing:

     On closing of the April Financing, the Agents received, in addition to a 6% cash commission of $1,379,700, 306,600 Agents’ Special Warrants. The Agents’ Warrants to be issued on conversion of the Agents’ Special Warrants are not exercisable until the earlier of (a) the date of issuance of a MRRS Decision Document on the April Financing, and (b) the date shareholder approval for their exercise is obtained. When exercisable, each Agent Warrant will be exercisable to acquire one common share at CA$5.25 per share until October 24, 2007 (an “Agent Warrant Share”). As at the date of this Information Circular, as there is no assurance that the Company will obtain a MRRS Decision Document in relation to the April Financing and the 306,600 Agents’ Special Warrants, the Company is therefore seeking, if required at the time of the Annual General Meeting and as required by the Exchange, disinterested shareholder approval by way of an ordinary resolution to approve the exercise of the Agents’ Warrants and the issuance of the Agents’ Warrant Shares. Any shares owned as of the Record Date by the Agents, or any of their affiliates or associates, shall not be counted towards the related resolution.

     Further details of all of the above matters are set out in the Company’s Annual Information Form as filed on SEDAR on May 3, 2006 and in its news releases of March 28 and April 25, 2006. Management of the Company fully supports both resolutions as it seeks to raise the further funds to continue its development and expansion plans in Mexico and Latin America and it believes that the Agents’ commission is fair and reasonable and in line with current market values. Management requests that all shareholders allowed to vote on the above resolutions vote in favour of both resolutions.

     The Company therefore places the following two resolutions before shareholders:

1.	Excluding any shares owned as of the Record Date by the Agents, or any of their affiliates or associates, the following resolution is sought:

“BE IT RESOLVED, as an ordinary resolution, that:

(a)

the issuance of up to 1,890,000 Special Warrants and related Agents’ Special Warrants and, if issued, any Additional Securities all as further described in the Company’s Information Circular be hereby approved;

(b)	any one director or officer of the Company is instructed to prepare and execute all other necessary documents and to take such further actions as may be necessary to effect the foregoing;

2.

provided that a MRRS Decision Document has not been received on or before the date of the Annual General Meeting, before the shareholders of the Company excluding any shares owned as of the Record Date by the Agents, or any of their affiliates or associates, the following resolution:

23

“BE IT RESOLVED, as an ordinary resolution, that:

(a)	the exercise of the 306,600 Agents’ Warrants and the issuance of the up to 306,600 Agent Warrant Shares as further described in the Company’s Information Circular be hereby approved;

(b)	any one director or officer of the Company is instructed to prepare and execute all other necessary documents and to take such further actions as may be necessary to effect the foregoing;

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

     None of the directors, executive officers and senior officers of the Company or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness) in excess of $50,000 at any time for any reason whatsoever, including the purchase of securities of the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

     Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no informed person of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. The term “informed person” as defined in National Instrument 51-102, Continuous Disclosure Obligations, means:

(a)	a director or executive officer of a reporting issuer;
(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;
(c)

any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

MANAGEMENT CONTRACTS

     There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person other than a director or executive officer of the Company or its subsidiaries.

AUDIT COMMITTEE

1.	The Audit Committee’s Charter

     Multilateral Instrument 52-110 Audit Committees(“MI 52-110”) became applicable to all issuers listed on the TSX Venture Exchange after July 1, 2005. Accordingly, as disclosed in its Annual and Special General Meeting materials in respect of the Company meeting held August 2, 2005, the Company adopted an Audit Committee Charter. A copy of the Information Circular relating to the aforesaid meeting with the Audit Committee Charter attached thereto as a schedule may be found on SEDAR at www.sedar.com.

     MI 52-110, Audit Committees, of the Canadian Securities Administrators requires that every issuer disclose certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth below.

     The Company’s audit committee is governed by an audit committee charter, the text of which is attached to the 2005 Management Information Circular as a schedule and available on SEDAR at www.sedar.com.

2.	Composition of the Audit Committee

     The Company’s audit committee is comprised of three directors, as set forth below:

Godfrey J. Walton	Mario D. Szotlender	Leonard Harris

As defined in MI 52-110:

  Godfrey J. Walton is not “independent”;
  Mario Szotlender and Leonard Harris are “independent”.

     The Company only recently became a non-venture issuer and subject to the requirement that all audit committee members be independent. This requirement will be met immediately following the close of the Annual and Special General Meeting to be held June 14, 2006.

     All of the members of the audit committee are financially literate, meaning that he must be able to read and understand financial statements.

3.	Relevant Education and Experience

     Godfrey J. Walton – Mr. Walton is a professional geologist with 30 years experience in the mining sector, specializing in the exploration and development of ore deposits. From 1974 to 1995, worked as project and senior geologist for INCO, Chevron Minerals and Hemlo Gold Mines, managing exploration and development programs for uranium, precious metals and base metals in Canada and the Lisheen zinc-lead-silver discovery/mine in Ireland..

     Leonard Harris - Mr. Harris is a professional engineer with Metallurgy diploma and 50 years experience in all aspects of mineral processing and mining operations world wide,

including the construction of the Yanacocha gold mine in Peru. Since 1995, Mr. Harris has been a consultant and director of several small cap mining companies including Glamis Gold, Solitario Resources, Alamos Minerals, Corriente Resources, Cardero Resources, Canarc Resource Corp. and the Company.

     Mario Szotlender - Mr. Szotlender is a financier and businessman with a Bachelors degree in International Relations and 16 years experience financing and managing resource projects in Central and South America. B.IR. degree, Universidad Central de Venezuela, Caracas, Venezuela.

4.	Reliance on Certain Exemptions

     At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the following exemptions:

(a)	the exemption in section 2.4. De Minimis Non-audit Services;,
(b)	the exemption in section 3.2 Initial Public Offerings;
(c)	the exemption in section 3.4 Events Outside Control of Member;
(d)	the exemption in section 3.5 Death, Disability or Resignation of Audit Committee Member; or
(e)	an exemption from Multilateral Instrument 52-110, Audit Committees, in whole or part granted under Section 8, Exemptions

5.	Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

     At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on the exemption in subsection 3.3(2), Controlled Companies, or section 3.6, Temporary Exemption for Limited and Exceptional Circumstances.

6.	Reliance on Section 3.8

     At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on the exemption in section 3.8, Acquisition of Financial Literacy.

7.	Audit Committee Oversight

     At no time since the commencement of the Company’s most recently completed financial year, has a recommendation of the Committee to nominate or compensate an external auditor not been adopted by the Board or Directors.

8.	Pre-Approval Policies and Procedures

     The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors and, where applicable, by the audit committee, on a case-by-case basis.

9.	External Auditor Service Fees (By Category)

     Set forth below are details of certain service fees paid to the Company’s external auditor in each of the last two fiscal years for audit services:

Financial Year End	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
February 28/2005	$31,605	Nil	Nil	Nil
December 31/2005	$30,000 (estimated)	$20,000 (estimated)	Nil	Nil

(1)	The aggregate fees billed by the Company’s external auditor
(2)

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”.

(3)	The aggregate fees billed in each of the last two fiscal years for professional services rendered by the company’s external auditor for tax compliance, tax advice and tax planning.
(4)	The aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported under clauses 1, 2 and 3 above.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

     It is not known that any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

      The Company is required to report annually to its shareholders on its corporate governance practices and policies with reference to National Policy 58-201, Corporate Governance Guidelines (the “Policy”) and National Instrument 58-101, Disclosure of Corporate Governance Practices, as adopted by the Canadian Securities Administrators, and effective June 30, 2005.

The Board of Directors

     The Board consists of four directors, of which two directors (Mario D. Szotlender and Leonard Harris) are currently “independent” in the context of the Policy. Bradford J. Cooke and Godfrey J. Walton and are not independent because they are, respectively, Chairman of the Board and Chief Executive Officer of the Company and President and Chief Operating Officer of the Company.

     Certain directors of the Company are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions, as follows:

Director	Other Reporting Issuers
Bradford Cooke	PilaGold Inc.
Canarc Resource Corp.
Radius Gold Inc.
Godfrey Walton	Largo Resources Ltd.
Mario Szotlender	PilaGold Inc.
Radius Explorations Ltd.
Focus Ventures Ltd.
Mena Resources Ltd.
Leonard Harris	Alamos Gold Inc.
Cardero Resource Corp.
Solitario Resources Corp
Corriente Resources Inc.
Sulliden Exploration Inc.
Canarc Resource Corp.
IMA Exploration Inc.
Morgain Minerals Inc.

     The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, during the course of a directors’ meeting, if a matter is more effectively dealt with without the presence of members of management, the independent directors ask members of management to leave the meeting, and the independent directors then meet in camera.

     Bradford J. Cooke is the Chair of the board of directors of the Company.

     Since March 1, 2005, the Company has held four board meetings. All of the directors attended each of the meetings, either in person or by telephone conference call.

Board Mandate

     The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas:

  the strategic planning process of the Company;
  identification and management of the principal risks associates with the business of the Company;
  planning for succession of management;
  the Company's policies regarding communications with its shareholders and others; and
  the integrity of the internal controls and management information systems of the Company.

     In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. The President and COO and the Chairman and CEO are members of the Board, giving the Board direct access to information on their areas of responsibility.

Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and have, on occasion, visited the properties of the Company. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company's activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

Position Descriptions

     The Board of directors has not developed written position descriptions for the Chairman, the chairman of any Board committees, the Chief Executive Officer or the Chief Operating Officer. The Board is of the view that given the size of the Company, the relatively frequent discussions between Board members and the CEO, and the experience of the individual members of the Board, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time, and if written position descriptions appear to be justified, they will be prepared.

Orientation and Continuing Education

     The Board does not have a formal policy relating to the orientation of new directors and continuing education for directors. The appointment of a new director is a relatively infrequent event in the Company’s affairs, and each situation is addressed on its merits on a case-by-case basis. The Company has a relatively restricted scope of operations, and most candidates for Board positions will likely have past experience in the mining business; they will likely be familiar therefore with the operations of a resource company of the size and complexity of the Company. The Board, with the assistance of counsel, keeps itself apprised of changes in the duties and responsibilities of directors and deals with material changes of those duties and responsibilities as and when the circumstances warrant. The Board will evaluate these positions, and if changes appear to be justified, formal policies will be developed and followed.

Ethical Business Conduct

     The Company has adopted a whistle blower policy, which is set out in its Charter of the Audit Committee which is available for viewing on SEDAR as a schedule to the Company’s 2005 Management Information Circular.

Nomination of Directors

     The Board has neither a formal policy for identifying new candidates for Board nomination nor a permanent nominating committee. If and when the Board determines that its size should be increased or if a director needs to be replaced, a nomination committee comprised entirely of independent directors will be struck. The terms of reference of such a committee will be determined when it is created, but are expected to include the determination of the independence of the candidate, his or her experience in the mining business and compatibility with the other directors.

Compensation

     Taking into account the Company’s present status as an exploration-stage enterprise, the Board of Directors reviews the adequacy and form of compensation provided to Directors on a periodic basis to ensure that the compensation is commensurate with the responsibilities and risks undertaken by an effective director.

Other Board Committees

     At present, the Board has established an Audit Committee (as discussed elsewhere herein). The Board of Directors is of the view that the decision to not set up various committees such as a Nominating, Human Resources, Governance, or Compensation Committee is appropriate having regard to cost and time issues and the size of the Company.

Assessments

     The Board has no formal process for the assessment of the effectiveness and contribution of the individual directors. Each director has extensive public company experience and is familiar with what is required of him. Frequency of attendance at Board and committee meetings and the quality of participation in such meetings are two of the criteria by which the performance of a director will be assessed.

BOARD APPROVAL

     The contents of this Information Circular, including the schedules thereto, and the sending thereof to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of the Company and to the appropriate governmental agencies, have been approved in substance by the directors of the Company pursuant to resolutions passed as of May 10, 2006.

CERTIFICATE

     The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD
ENDEAVOUR SILVER CORP.

“Bradford J. Cooke”
________________________________
Bradford J. Cooke, Chairman

Schedule “A” to the Information Circular of
Endeavour Silver Corp. (the "Company")

EMPLOYEE INCENTIVE STOCK OPTION PLAN
(For approval by the shareholders of the Company at the Annual and Special General Meeting to be held on June 14, 2006)
6,768,000 Share Options

1.	Purpose

1.01      The purpose of the Incentive Stock Option Plan (the “Plan”) is to promote the profitability and growth of ENDEAVOUR SILVER CORP. (the “Company”) or a subsidiary thereof by facilitating the efforts of the Company and its subsidiaries to obtain and retain key individuals. The Plan provides an incentive for and encourages ownership of the Company's shares by its key individuals so that they may increase their stake in the Company and benefit from increases in the value of the Company's shares.

1.02      The term "subsidiaries" for the purpose of the Plan will include Endeavour Gold Corporation S.A. de C.V., Minera Plata Adelante, S.A. de C.V., and Refinadora Plata Guanacevi, S.A. de C.V., which definition may be varied by the Committee to conform with the changing interests of the Company.

2.	Administration

2.01      The Plan will be administered by a committee (the “Committee”) of the Company's Board of Directors (the “Board”).

2.02      The Committee will be authorized, subject to the provisions of the Plan, to adopt such rules and regulations as it deems consistent with the Plan's provisions and, in its sole discretion, to designate options (“Options”) to purchase shares of the Company pursuant to the Plan. The Committee may authorize one or more individuals of the Company to execute, deliver and receive documents on behalf of the Committee.

3.	Eligibility

3.01      Each person (an “Optionee”) who is a “Consultant”, a “Director”, an “Employee” or a “Executive Officer” in relation to the Company (as those terms are defined in National Instrument 45-106 or as may be acceptable pursuant to the policies of the Toronto Stock Exchange (the “TSE”)) is eligible to be granted one or more Options.

3.02      The Company represents that it will only grant Options to Optionees who are bona fide Directors, Employees, Consultants or Executive Officers, as the case may be.

3.03      Nothing in the Plan or in any Option shall confer any right on any individual to continue in the employ of or association with the Company or its subsidiaries or will interfere in any way with the right of the Company or subsidiaries to terminate at any time the employment of a person who is an Optionee.

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3.04      The Committee may from time to time at its discretion, subject to the provisions of the Plan, determine those eligible individuals to whom Options will be granted, the number of Shares subject to such Options, the dates on which such Options are to be granted and the term of such Options.

3.05      The Committee may, at its discretion, with respect to any Option, impose additional terms and conditions which are more restrictive on the Optionee than those provided for in the Plan.

4.	General Provisions

4.01      The shares to be optioned under the Plan will be authorized but unissued Common Shares without par value (“Shares”) of the Company.

4.02      At no time will more than 6,768,000 Shares (inclusive of any options outstanding at the time of implementation of the Plan) be under option pursuant to the Plan.

4.03      Shares subject to but not issued or delivered under an Option which expires or terminates shall again be available for option under the Plan.

4.04      The number of Shares under option to any one individual in any 12-month period shall not exceed 5% of the issued and outstanding common share capital of the Company, as calculated on the date that the Option is granted (subject to s.12).

4.05      Each Option will be evidenced by:

(a)

a written agreement between, and executed by, the Company and the individual containing terms and conditions established by the Committee with respect to such Option and which will be consistent with the provisions of the Plan; or

(b)	a certificate executed by the Company and delivered to the Optionee setting out the material terms of the Option, with a copy of this Plan attached thereto.

4.06      An Option may not be assigned or transferred. During the lifetime of an Optionee, the Option may be exercised only by the Optionee.

5.	Term of Option

5.01      The maximum term of any Option will be 10 years.

5.02      An Option granted to a person who is a Director, Employee, Consultant or Executive Officer shall normally terminate no longer than 30 days after such person ceases to be in at least one of those categories. However, the Committee may also set termination periods as they deem appropriate, subject to all applicable laws and stock TSE policies. Any Option or portions of Options of terminated individuals not so exercised will terminate and will again be available for future Options under the Plan. A change of employment will not be considered a termination so long as the Optionee continues to be employed by the Company or its subsidiaries.

5.03      The Company shall be under no obligation to give an Optionee notice of termination of an Option.

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5.04      A change of employment or ceasing to be a Director or Executive Officer shall not be considered a termination so long as the Optionee continues to be a Consultant or employed by or appointed as a Director or Executive Officer of the Company or its subsidiaries, if any.

6.	Option Price

6.01      The price per Share at which Shares may be purchased upon the exercise of an Option (the “Option Price”) will not be lower than the last recorded sale of a board lot of Shares on the TSE during the trading day immediately preceding the date of granting of the Option or, if there was no such sale, the volume weighted average trading price on the TSE for the Shares for the five trading days immediately preceding the date on which the Option is granted (the “Market Price”).

6.02      The Option Price must be paid in full at the time of exercise of the Option and no Shares will be issued and delivered until full payment is made.

6.03      An Optionee will not be deemed the holder of any Shares subject to his Option until the Shares are delivered to him.

7.	Share Appreciation Right

7.01      A participant may, as allowed under TSE Policies, if determined by the Board, have the right (the “Right”), when entitled to exercise an Option, to terminate such Option in whole or in part by notice in writing to the Company and in lieu of receiving Common Shares pursuant to the exercise of the Option, shall receive instead and at no cost to the participant that number of Common Shares, disregarding fractions, which, when multiplied by the Market Price on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Common Shares subject to the Option times the difference between the Market Price on the day immediately prior to the exercise of the Right and the Option exercise price. No such share appreciation rights will exist, however, until the Board formally approves the activation of this Right.

8.	Death

8.01      Notwithstanding any other provision of this Plan, if any Optionee shall die holding an Option which has not been fully exercised, his personal representative, heirs or legatees may, at any time within 60 days of grant of probate of the will, or letters of administration of the estate of the decedent, or within one year after the date of such death, whichever is the lesser time (notwithstanding the normal expiry date of the Option) exercise the Option with respect to the unexercised balance of the Shares subject to the Option.

9.	Changes in Shares

9.01      In the event the authorized common share capital of the Company as constituted on the date that this Plan comes into effect is consolidated into a lesser number of Shares or subdivided into a greater number of Shares, the number of Shares for which Options are outstanding will be decreased or increased proportionately as the case may be and the Option Price will be adjusted accordingly and the Optionees will have the benefit of any stock dividend declared during the period within which the said Optionee held his Option. Should the Company amalgamate or merge with any other company or companies (the right to do so being hereby expressly reserved) whether by way of arrangement, sale of assets and undertakings or otherwise, then and in each such case the number of shares of the resulting corporation to which an Option relates will be determined

     4

as if the Option had been fully exercised prior to the effective date of the amalgamation or merger and the Option Price will be correspondingly increased or decreased, as applicable.

10.	Cancellation of Options

10.01      The Committee may, with the consent of the Optionee, cancel an existing Option, in accordance with the policies of the TSE.

11.	Amendment or Discontinuance

11.01      The Board may alter, suspend or discontinue the Plan, but may not, without the approval of the shareholders of the Company, make any alteration which would:

(a)	increase the aggregate number of Shares subject to Option under the Plan except as provided in Section 9; or
(b)

decrease the Option Price for insiders except as provided in Section 12. Notwithstanding the foregoing, the terms of an existing Option may not be altered, suspended or discontinued without the consent in writing of the Optionee.

12.	Shareholder Approval Requirements

12.01

The approval of the disinterested shareholders of the Company must be obtained before the number of shares under option to Insiders within any 12-month period may exceed 10% of the outstanding common share capital of the Company.

12.02

The approval of the disinterested shareholders of the Company must be obtained before the number of Common shares reserved for issuance pursuant to Options granted to Insiders may exceed, at any one time, 10% of the outstanding common share capital of the Company.

12.03	The approval of the disinterested shareholders of the Company must be obtained for the reduction in the exercise price per share of options previously granted to Insiders.

12.04

The approval of the disinterested shareholders of the Company must be obtained before the number of Shares under Option at any specific time to any one Optionee may exceed 5% of the issued and outstanding common share capital of the Company (determined at the date the option was granted) in any 12 month period.

13.	Interpretation

13.01      The Plan will be construed according to the laws of the Province of British Columbia.

14.	Liability

14.01      No member of the Committee or any director, officer or employee of the Company will be personally liable for any act taken or omitted in good faith in connection with the Plan.

15.	Vesting

15.01      The Committee may determine a periodic vesting schedule as it determines.

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16.	Takeover Offer

16.01      If a bona fide offer (an "Offer") for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning given to "control person" in the Securities Act (British Columbia), the Company will, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Shares subject to such Option will become vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise, pursuant to the Offer. However, if:

(a)	the Offer is not completed within the time specified therein; or
(b)	all of the Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Shares received upon such exercise, or in the case of Section 16.02(b) hereof, the Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Shares, the Option will be reinstated as if it had not been exercised and the terms upon which such Shares were to become vested pursuant to this Section will be reinstated. If any Shares are returned to the Company under this Section 16, the Company will immediately refund the exercise price to the Optionee for such Shares.

17.	Acceleration of Expiry Date

17.01      If an Offer is made by an offeror at any time when an Option granted under the Plan remains unexercised, in whole or in part, the Directors may, upon notifying each Optionee of full particulars of the Offer, declare all Shares issuable upon the exercise of Options granted under the Plan to be vested and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan be accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer.

18.	Effect of a Change of Control

18.01      If a Change of Control, as hereinafter defined, occurs, all Shares subject to each outstanding Option will become vested, whereupon such Option may be exercised in whole or in part by the Optionee.

18.02      “Change of Control” means the acquisition by any person, or by any person and a Joint Actor, whether directly or indirectly, of voting securities as defined in the Securities Act (British Columbia) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than 50% of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company. "Joint Actor" means a person acting "jointly or in concert with" another person as that phrase is interpreted in Section 96 of the Securities Act (British Columbia).

19.	TSE Policy Applies

19.01      The Plan and the granting and exercise of any Options hereunder are also subject to such other terms and conditions as are set out from time to time in the Policies of the TSE and any securities commission having

     6

authority, and the Policies of the TSE will be deemed to be incorporated into and become a part of the Plan. In the event of an inconsistency between the provisions of the Policies of the TSE and of the Plan, the provisions of the Policies of the TSE will govern.

20.	Cancellation and Re-granting of Options

20.01     The Committee may, with the consent of the Optionee, cancel an existing Option, and re-grant the Option at an Option Price determined in the same manner as provided in Section 6 hereof, subject to the prior approval of the TSE.

21.	Retirement

21.01      Notwithstanding any other provision of the Plan, if any Optionee shall retire, or terminate his employment with the consent of the Board under circumstances equating retirement, while holding an Option which has not been fully exercised, such Optionee may exercise the Option at any time during the unexpired term of the Option.

PROXY

Type of Meeting:	**Annual and Special General Meeting**	**Name of Company:**	**Endeavour Silver Corp. (the "Company")**
Meeting Date:	**June 14, 2006**	**Meeting Time:**	**10:00 a.m. (Vancouver time)**
Meeting Location:	**800-850 West Hastings Street, Vancouver, B.C. V6C 1E1**		

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY

The undersigned member of the Company hereby appoints, **Bradford J. Cooke**, Chairman and CEO of the Company, or failing this person, **Godfrey Walton**, President and COO of the Company, or failing this person, **Philip Yee**, the CFO of the Company (the "Management Appointees"), or in the place of the Management Appointees, ______________________________ *(please print name)* as proxyholder for and on behalf of the member with power of substitution to attend and vote for and on behalf of the member in respect of all matters that may properly come before the meeting of the members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned member were present at the said meeting or any adjournment thereof.

The proxyholder is hereby directed by the undersigned as specified herein.

The undersigned hereby revokes any proxy previously given to attend and vote at the meeting.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	Appointment of auditor		N/A	
2.	Remuneration to be paid to the auditor			N/A
3.	Amendments to incentive stock option plan			N/A
4.	For election as a director			
	Bradford J. Cooke		N/A	
	Godfrey J. Walton		N/A	
	Mario D. Szotlender		N/A	
	Leonard Harris		N/A	
	Geoff Handley		N/A	
5.	Private Placement - more than 25% of issued shares			N/A
6.	Private Placement – Agent Warrants			
7.	Shareholder Rights Plan			N/A

The undersigned member hereby revokes any proxy previously given to attend and vote at the Meeting.

Executed on the .... day of ...., 200.....

Signature of member: ....

Name of member: ....
(please print clearly)

(Continued on reverse)

NOTES:

1.

A proxy, to be valid, must be dated and signed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized and appointed officer, attorney or representative of the corporation. If the proxy is executed by an attorney for an individual member or by an officer, attorney or representative of a corporate member, the instrument so empowering the officer, attorney or representative, as the case may be, or a notarial copy thereof, or such other documentation in support thereof as may be accepted by the Chairman of the Meeting, must accompany the proxy instrument. If the proxy form is not dated by the member, it shall be deemed to be dated the date of receipt by the Company or Computershare Trust Company of Canada.

2.

A proxy to be effective must be deposited at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

3.	If the member will not attend the Meeting but wishes to vote on the resolutions, the member may do either of the following:

(a)

sign, date and return the proxy form. Where no choice is specified by a member on the proxy form, the Management Appointee will vote the securities as if the member had specified an affirmative vote; or

(b)

appoint a person (who need not be a member of the Company) other than the Management Appointees by crossing off the names of the Management Appointees, inserting the appointed proxyholder’s name in the space provided, then signing, dating and returning the proxy form. Where no choice is specified by a member on a proxy form, the proxy form confers discretionary authority upon the member’s appointed proxyholder.

4.	If the member will attend the Meeting and wishes to vote on the resolutions in person, the member may do either of the following:

(a) if the member is registered on the register of Members, record his attendance with the Company’s scrutineers at the Meeting; or
(b)

if the member’s securities are registered under the name of a financial institution, cross off the names of the Management Appointees, insert the member’s own name in the space provided, indicate a voting choice or not, as desired, and then sign, date and return the proxy form to the financial institution or its agent.

5.

This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting and with respect to other matters which might properly come before the meeting.

VOTING INSTRUCTIONS:

1.

The shares represented by this proxy may be voted “for” or “against” all resolutions, other than the election of directors and appointment of the auditor, above by marking "X" in the box provided for that purpose.

2.

By marking an "X" in the box in the left-hand column, a member can specify that the shares represented by this proxy are to be voted for the election of a nominee as a director and for KPMG LLP as auditor. By marking an "X" in the box on the right-hand column a member can specify that the shares represented by this proxy are not to be voted for that nominee as a director or for the appointment of KPMG LLP as auditor, as the case may be. Where, for any reason, the instructions of the undersigned are uncertain as they relate to the election of directors, the shares represented by this proxy will not be voted for any director.